Advanced Environmental Recycling Technologies, Inc

914 N. JEFFERSON STREET

SPRINGDALE, ARK 72765

Telephone: 479-756-7400

Fax: 479-756-7410

August 24, 2011

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE-MS 7010Washington, D.C. 20549

RE:
Advanced Environmental Recycling Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August, 8 2011
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2011
Form 8-K
Filed March 22, 2011
File No. 1-10367

Dear Mr. Hartz:

The purpose of this letter is to respond to your letter dated August 23, 2011. To assist you in reviewing our response, we preceded our response with a copy (in italic type) of the point as stated in your letter.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

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Response:

As applicable below, we have provided proposed revised text in bold as it would have looked in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 8
Debt, page 9
Oklahoma Energy Program, page 9

2.	Please file the loan agreement with the Oklahoma Department of Commerce as an exhibit to your annual report. See Item 601(b) (10) of Regulation S-K.

Response:

The Company confirms that the Staff’s comment is correct. The Oklahoma Department of Commerce loan agreement will be filed with the next interim filing, as requested.

Critical Accounting Policies and Estimates
Building and Equipment, page 11

3.	Please expand your disclosures to address the following:

a.	Please disclose how you group these assets for purposes of considering whether impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28.

b.
You assess the recoverability of your investment in long-lived assets to be held and used in operation whenever events or circumstances indicate that their carrying amounts may not be coverable. Given your recurring losses from operation, please disclose how often and when you performed your impairment assessments of these assets;

c.
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following disclosures related to those assets or asset groups:

o The percentage by which the undiscounted cash flows exceeds the carrying value;
o The carrying value of these assets;
o A description of the assumptions that drive the undiscounted cash flows;
o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

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o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Response:

In our Form 10-Q for the Fiscal Period Ended September 30, 2011, and in our Form 10-K for the Fiscal Year ended December 31, 2011, we will include the following revised disclosure in the Critical Accounting Policies section of Management's Discussion and Analysis and in the notes to our financial statements as follows: “For purposes of testing impairment, we group our long-lived assets at the same level for which there are identifiable cash flows dependent of other asset groups. Currently, there is only one level of aggregation for our assets. We assess the impairment of long-lived assets, primarily consisting of property, plant, and equipment related to the extrusion and rendering of plastic materials, whenever events or circumstances indicate that the carrying value may not be recoverable. The Company believes the assets which most significantly drive the cash-flow-generating capacity at our facilities are the assets resulting in property, plant and equipment. As stated in Note 2 of our 10-K, buildings and equipment are stated at cost and depreciated over the estimated useful life of each asset using the straight-line method. Estimated useful lives are: buildings — 15 to 30 years, leasehold improvements — 2 to 6 years, transportation equipment — 3 to 5 years, office equipment — 3 to 6 years, and machinery and equipment — 3 to 10 years.  We assess the impairment of long-lived assets, consisting of property, plant, and equipment, whenever events or circumstances indicate that the carrying value may not be recoverable.

Examples of such events or circumstances include:

•	an asset group's inability to continue to generate income from operations and positive cash flow in future periods;

•	loss of legal ownership or title to an asset;

•	significant changes in our strategic business objectives and utilization of the asset(s); and

•	the impact of significant negative industry or economic trends.

We evaluate our assets on a quarterly basis during periods when we suffer operating losses. The last evaluation was prepared as of May 31, 2011.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of our assets to the undiscounted future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the

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carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the asset. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Based on our last evaluation as of May 31, 2011, we advise the Staff that undiscounted estimated future cash flows substantially exceeded the carrying value of an asset group. Several facilities containing fixed assets were evaluated for depreciation and asset write down. The total write-down for the second quarter combined assets were approximately $2 million dollars with a total net book value of $0.08 million.  Should a future test result in estimated undiscounted cash flows that do not substantially exceed the carrying value of the assets tested, we acknowledge that we will provide the disclosures the staff requested.”

Forward-Looking Information, page 12

4.
We note your reference to the safe harbor for forward-looking statements provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. We also note that your stock is a penny stock. As the safe harbor is not available to penny stocks, please revise accordingly.

Response:

        We believe that AERT is not a “penny stock” within the meaning of the forward-looking statement safe-harbor sections on the basis of Exchange Act Rule 3a51-1(g) (2) which provides as an alternative to the net tangible assets test that an issuer with average revenue of at least $6,000,000 for the last three years is not an issuer of “penny stock”. Please be advised that the average annual revenues of AERT over the pertinent three-year period are approximately $76 million. Accordingly, we believe the forward-looking statement language in the 10-K is appropriate as drafted.

Item 9A. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

5.	Please supplementally confirm to us, and revise the last sentence of your disclosure to state, that the disclosure controls and procedures for the period covered were effective.

Response:

           We supplementally confirm to the SEC staff that AERT’s Chief Executive Officer and Chief Financial Officer reviewed and confirmed that AERT’s disclosure controls were effective

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as indicated in the following revised text, which will be modified by amendment to the first paragraph in Item 9A in the Company’s 10-K text:

Item 9A.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, who is our principal executive officer, and our Chief Financial Officer, who is our principal financial and accounting officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2010. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2010, the end of the period covered by this report, AERT’s disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by AERT in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AERT in the reports that it files or submits under the Exchange Act is accumulated and communicated to AERT’s management, including AERT’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Signatures

6.	Please have the annual report signed by the principal accounting officer or controller. Please see General Instructions D.2. (a) and (b) of Form 10-K.

Response:

We respectfully submit that J.R. Brian Hanna, the Company’s Chief Financial Officer also serves as the Company’s Principal Accounting Officer. In future filings, we will ensure that both titles are shown where appropriate.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

General

7.	Please address the above comments in your interim filings as well, as applicable.

Response:

We acknowledge the Staff’s comment and in future interim filings, to the extent applicable; we will address the above comments.

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Item 4. Controls and Procedures, page 15

8.
 We note that the description of the disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response:

Similarly to our response to Comment #5, we supplementally confirm to the SEC staff that AERT’s Chief Executive Officer and Chief Financial Officer reviewed and confirmed that AERT’s disclosure controls and procedures were effective as indicated in the following revised text, which will be modified by amendment in the first paragraph of Item 4 in the Company’s 10-Q text:

Item 4. Controls and Procedures.

Our Chief Executive Officer, Joe G. Brooks, who is our principal executive officer, and our Chief Financial Officer, J. R. Brian Hanna, who is our principal financial and accounting officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2011. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of  March 31, 2011, the end of the period covered by this report, AERT’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AERT in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AERT in the reports that it files or submits under the Exchange Act is accumulated and communicated to AERT’s management, including AERT’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 6 – Earnings Per Share

9.
Your disclosures in Note 8 indicate that the Series E Convertible Preferred Stock participate in dividends with common shares. If so, please tell us what consideration you gave to ASC 260-10-45 and 55 in determining whether they represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.

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Response:

We gave due consideration to ASC 260-10-45 and 55 and determined that the Series E Convertible Preferred stock represent participating securities and accordingly we used the two-class method of computing earnings per share which will be used for future disclosure purposes. In consideration of ASC 260-10-45-68, we have concluded that the Series E Stock is a participating security and the two-class method for basic earnings per share is required.  For future filings, the Company will continue to calculate the basic earnings per share using the two-class method. With respect to the calculation, the impact on earnings per share for the three-month period ending June 30, 2011, and six-month period ending June 30, 2011 were as follows.

The reported basic weighted average shares outstanding for the six-months ended June 30, 2011 was 72,854,899 shares, which yielded basic earnings per share of $0.01. Upon recalculating the basic weighted average shares outstanding using the two-class method, the number of weighted average shares outstanding was 230,966,861 shares, resulting in basic earnings per share of $0.00.  The impact of applying the two-class method to the basic earnings per share calculation was $.004 per share.    In addition, for the six months ended June 30, 2011, the Series E Stock was considered in the reported diluted per share.   The Company experienced a net loss for the three-month period ending June 30, 2011, thus application of the two-class method did not impact basic earnings per share.

Note 7 – Debt and Note 8 – Recapitalization

10.
Your line of credit facility includes debt service coverage ratio, current ratio, accounts payable, debt to equity ratio, and accounts receivable aging covenants. You have not been in compliance with certain covenants. Please disclose if your other debt agreements also contain covenants and whether you are in compliance. Please disclose specific terms of any material debt covenants with any required ratios in any of your debt agreements, including you line of credit facility. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretations 102.09 which is available on our website.

Response:

We respectfully submit that there are no other debt agreements that contain covenants at this time. We will comply with the Staff’s comments in disclosing such covenants, ratios and computations of debt agreements for future filings as these become effective.

11.
Shares of the Series E Preferred Stock are subject to customary anti-dilution adjustments. Please disclose in further detail the nature of these adjustments, including the types of events which would result in adjustments.

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Response:

“The initial conversion price of the Series E Preferred Stock is fixed and will remain the conversion price subject to the anti-dilution adjustments described below.  The conversion price of the Series E Preferred Stock is subject to customary weighted-average anti-dilution adjustments, which will be made (subject to certain exceptions) in the event that AERT:

•	pays dividends or other distributions on the common stock in shares of common stock;

•	subdivides, splits or combines the shares of common stock;

•
subject to certain exceptions and limitations, issues options, rights or warrants entitling the holders to purchase common stock at less than the then-current market price (as defined in the certificate of designations for the Series E Preferred Stock);

•
issues or sells any securities that are convertible into or exercisable or exchangeable for common stock and the lowest price per share for which one share of common stock is issuable upon the conversion, exercise or exchange thereof is less than the then-current market price;

•
makes changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock; in general, in such event the adjustment shall be calculated as if the changed terms had been in effect from the initial issuance of such securities and such securities issued before March 18, 2011 shall be treated as if newly issued as of the date of such change; provided that no adjustment will be made in such case if such adjustment would result in an increase in the conversion price then in effect; and

•
takes any action that would result in dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations (including granting of stock appreciation rights, phantom stock rights or other rights with equity features), in which case the Company’s Board of Directors shall in good faith determine and implement an appropriate adjustment in the conversion price so as to protect the rights of the holders of the Series E Preferred Stock, subject to certain qualifications.”

We will comply with the Staff’s comment to explain certain anti-dilutive adjustments pertaining to securities and what events would result in these adjustments.

Liquidity and Capital Resources

12.
You have not been in compliance with certain covenants included in your line of credit facility agreement. Liberty Bank agreed that it would not declare an event of default or make a demand for payment through November 30, 2011. Please disclose how you intend to cure this default or repay the amounts due under this facility after November 30, 2011. Please also disclose the

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potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future.

Response:

The Company completed an ‘out-of-court’ restructuring in March, 2011 that reduces future interest expense and is also working with their new financial partner to restructure the operations to improve profitability. It is the Company’s intention to refinance the asset based loan with another bank or renegotiate with Liberty Bank. As we have successfully refinanced in the past, we believe that we will be successful in the future. In the event that we cannot succeed in refinancing we would be in a default and would pursue other strategic options. We will continue to evaluate our liquidity and will revise our disclosures should we determine that other factors have a material impact on our results of operations.

13.	Please provide a comprehensive discussion of your liquidity and capital resources. Your discussion should include the following:

a.	Your consideration of whether you believe that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months.

b.
Please address what consideration you gave to your working capital deficit at December 31, 2010 and June 30, 2011, cash used rather than provided by operating activities for the six months ended June 30, 2011, and repeated operating losses for the year ended December 31, 2009, the year ended December 31,2010, and the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient:

c.	Please identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets;

d.	Please discuss any significant changes in your sources and uses of cash from period to period and the impact of these changed on your liquidity and capital resources; and

e.
Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources.

Response:

We believe that our sources of internally generated cash from operations and externally generated will be sufficient to meet our cash and liquidity requirements over the next twelve months. The Company has been successful in the past in generating and raising capital to meet operational and financial obligations. The Company evaluates projected transactions to provide a comprehensive view into cash and liquidity needs for future periods.

In response to the Staff’s comments over what consideration was given to the working capital deficit at the aforementioned periods, we submit that “the Company is taking significant steps to reduce costs and increase profits. The Company’s ‘out-of-court’

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restructuring, completed in March of 2011, generated new capital that was used to settle outstanding payables resulting in an excess of cash used rather than provided by operations for the first half of 2011.

Additional cost reductions are anticipated while an additional revenue stream from the new facility in Watts, Oklahoma is expected.

With regard to internal and external sources of liquidity, the Company negotiated a Series B note at the restructuring whereby an additional $5,500,000 was funded and drawn. The remaining principal balance is available to be drawn down from time to time in the future upon request by the Company, subject to Board approval. In addition, we entered into a loan agreement with the Oklahoma Department of Commerce (ODOC) whereby ODOC agreed to a 15-year, $3.0 million loan to AERT at a fixed interest rate of 3%. The loan is being made pursuant to the American Recovery and Reinvestment Act State Energy Program for the State of Oklahoma, and will fund the second phase of AERT's new recycling facility in Watts, Oklahoma which funds still remain.”

Definitive Proxy Statement on Schedule 14A filed May 2, 2011

Voting Securities and Principal Holders Thereof, page 2

14.
Please ensure to disclose in the beneficial ownership table the total number of shares (and percentage of beneficial ownership) owned by the executive officers and directors as a group. Refer to Item 403(b) of Regulation K.

Response:

In future filings, we will disclose within the beneficial ownership table the total number of shares (and percentage of beneficial ownership) owned by the executive officers and directors as a group as guided by Item 403(b) of Regulation K. In the following table, the following disclosure over director and executive total number of shares and percentage of beneficial ownership would indicate at the bottom of the table: “All directors and executive officers as a group (7), 4,890,982 (shares) and 1.5% (beneficial ownership).”

Directors and Executive Officers of the Registrant, page 4

15.
With respect to the business experience of your executive officers and directors during the past five years, please ensure that you identify the time period during which your officers and directors served in a certain position. For example, it is unclear how long Mr. Morrison worked at Valspar or when Mr. Craig joined H.I.G. We also note that you do not list Jerry B. Burkett on page 5 of the proxy or state when Dr. Richardson joined the board.

Response:

We will comply with Staff’s comments concerning the information necessary to identify the time period during which our officers and directors served in a

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position which would state as follows, “Timothy D. Morrison joined the Company as President in March 2008 and has served as a director since June 2009. Mr. Morrison came to the Company with a background in polymer engineering as well as experience in turnaround management. He began his career with Dow Chemical in the hydrocarbons and polyethylene group where he held both operations and business positions. He led the Promix Joint Venture with Dow, Texaco and Enterprise Products before moving to Harris Chemical in 1992 as an equity partner where he led the turnaround of operations, customer service, IT, purchasing, and logistics for the leveraged buyout group. In 2000, Mr. Morrison joined Cyctec’s engineered products composite business, managing the composites and adhesives business. He brings experience in successfully servicing the needs and requirements of big box retailers from Valspar, where he served from 4/26/2007 through 2/28/2008 as manager for Valspar’s Texas Division. Mr. Morrison comes to the Company with a BS in Chemical Engineering from the University of Alabama, an MBA from the University of Southern California, and training in both Lean Manufacturing and Six Sigma. Director qualifications include industry and technology experience as a manager in various manufacturing companies and with a chemical engineering background.”

“Jackson S. Craig is one of H.I.G.’s designees for appointment to the Board of Directors at the July 14, 2011 stockholders meeting. Mr. Craig is a Managing Director of Bayside Capital, an affiliate of H.I.G. Capital, who started with the company in 2009.  Currently, he is responsible for all aspects of the investment process, including sourcing, transaction structuring, and financing and post-closing growth strategies. Mr. Craig brings over fourteen years of experience in private equity and debt investing into this capacity. Before joining Bayside, Mr. Craig spent ten years with DDJ Capital Management, L.L.C., a leading middle market distressed debt and private equity firm. While at DDJ, he co-managed the control distressed strategy and led investments across a number of sectors. Mr. Craig also sat on the Board of Directors of several DDJ portfolio companies. Prior to DDJ, Mr. Craig worked with Morgan Stanley as a research analyst on the distressed debt and special situations trading desk.  Mr. Craig obtained a Bachelor of Science in Business Administration from the University of Vermont. Mr. Craig’s work in the financial services arena as well as his wealth of knowledge with strategic planning, managing risk and business development provides a valuable addition to our board.”

We supplementally submit that Jerry B. Burkett was a board member at the time the proxy was filed in 2011 and was included within the biography for directors but was inadvertently excluded from page 5 of the proxy. Jerry B. Burkett had served with the board from 1993 to July 14, 2011, at which time decided to not be a candidate for re-election to the Board.

“Dr. Vernon J. Richardson has been the accounting department chair in the Sam M. Walton College of Business at the University of Arkansas since 2007. He received an undergraduate and master’s degrees in accounting from Brigham Young University prior to receiving a Ph.D. in accounting from the University of Illinois at Urbana-Champaign. Dr. Richardson then joined the faculty of the University of Kansas, holding assistant and

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associate professor positions from 1997 to 2005. He has been a professor in the Sam M. Walton College of Business at the University of Arkansas since 2005 and is currently the S. Robson Walton Endowed Chair in Accounting. Dr. Richardson has served in various positions with the American Accounting Association, and performs expert witness and consulting services.  He has served as a director at Reassure America Life Insurance Company. Director qualifications include leadership, research, technology and finance experience as an accounting professor and chair of a university level accounting department. Dr. Vernon Richardson joined the board in 2010.”

Compensation Committee, page 10

Discretionary Awards, page 11

16.
Based on your disclosure here, as well as disclosure in the “Bonus” column in the summary compensation table, please tell us, and disclose how the compensation committee determined the actual amount of the 2010 award to Mr. Hanna. In particular, please ensure to discuss how the qualitative items that the committee considered translated into objective pay determinations. Refer to Item 402(o) of Regulation S-K.

Response:

We supplementally submit and disclose that “the Compensation Committee considered the seven tasks laid out in Mr. Hanna’s offer letter as requiring initial focus and concluded that the progress made in each of these areas, together with Mr. Hanna’s contribution in implementing cost savings warranted a bonus equal to 25% of salary. In future filings, we will disclose the qualitative items that the Committee considers as it relates to incentive compensation. “

Long-Term Incentive Awards, page 12

17.
With a view towards future disclosure, please expand your discussion here to provide additional insight into the compensation committee’s decision-making process in determining the size of the 2010 stock grants disclosed in the summary compensation table.

Response:

Although the Committee’s review includes specific data relative to the Company’s financial and operating performance, it believes that no formulae or objective measures can fully or adequately take into account the full range of considerations in assessing individual performances or setting compensation. The Committee’s deliberations are therefore inherently subjective in nature and are influenced by the experience and judgment of its members. The Committee also reviews and considers annual recommendations by the CEO for adjustments in base salaries, annual incentive compensation awards, and equity grants based upon data chosen by the CEO, which may include competitive pay data gleaned from public company filings, research performed by a compensation consultant, and the CEO’s evaluation of each executive’s individual performance against goals established for such executive at the beginning of the fiscal year. The Committee processes all of this

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information together with its own evaluation of each executive officer’s unique capabilities and their past and expected contribution toward the Company’s performance objectives, then determines each executive officer’s base salary, annual cash incentive award, and long-term equity award.

Director Compensation in 2010, page 12

18.
Supplementally, please reconcile your disclosure in the first paragraph which states that no compensation was received by directors in 2010, with the tabular disclosure on page 13 where you disclose that a $40,000 fee was accrued for each non-executive director as annual compensation for their board services.

Response:

Prior to the end of 2010 the Board of Directors approved a fee of $40,000 for each non-executive director for each year that service had been rendered. As no payment had been made by the filing date of the definitive proxy statement, the accrual was disclosed. Supplementally, after the proxy had been filed the board determined these fees would not be paid and the expense was reversed in the second quarter.

Executive Officer Compensation, page 13

Summary Compensation, page 13

19.	With a view toward future disclosure, please explain to us your statement in footnote (5) that $55,187 of Mr. Joe Brook’s “All Other Compensation” represented “non-accountable expenses.”

Response:

In our annual report for December 31, 2011, we will disclose the section of “All Other Compensation” representing “non-accountable expenses.” Mr. Joe Brooks, Chairman and Chief Executive Officer of the company, is entitled to non-accountable expenses of $1,000 per month to be drawn at will. As of December 31, 2009, Mr. Joe Brooks had not drawn upon these expenses and withdrawals are now being booked against his account.

Severance or Change-in-Control Agreements, page 15.

20.	Please file the offer letters for Messrs. Morrison and Hanna as exhibits to your future annual reports.

Response:

In our annual report for December 31, 2011, we will file as exhibits the offer letters for Mr. Tim Morrison and Mr. J.R. Brian Hanna.

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Form 8-K filed March 22, 2011

21.
We note that with exception of Schedule I, you have not filed all the other schedules and exhibits to the Credit Agreement dated March 18, 2011 (Exhibit 10.6). Please file a complete copy of this agreement with your next Exchange Act Report.

Response:

We will comply with the Staff’s comment and will file exhibits to the Credit Agreement with our next Exchange Act Report.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Advanced Environmental Recycling Technologies

/s/ J.R. Brian Hanna
By J.R. Brian Hanna - Chief Financial Officer and Principal Accounting Officer

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